Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 761-3104
E-mail: HarrisonDJEsq@tampabay.rr.com

May 2, 2006

U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549

Re: Ivecon Corporation
File No. 333-133545

Dear People:

This correspondence is to notify you of a change in my telephone/fax number.  Please change your records to reflect a new telephone/fax number of 941-761-3104 for all future correspondence and comments.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 761-3104.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.